UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

7 December 2023

Executive leadership team update

BHP announces updates to the executive leadership team.

BHP Chief Executive Officer (CEO), Mike Henry said:

“These new appointments ensure that we continue to build organisational capacity, with the right mix of skills, experience and perspectives to deliver BHP’s strategy and pursue our growth agenda. Our operating environment is increasingly complex, but also rich in opportunity for companies that are best able to positively engage stakeholders, deploy capital to the right opportunities in a disciplined way and deliver safe, reliable operational performance.

BHP continues to make significant progress on its strategy, delivering strong operating performance, an enhanced portfolio more strongly leveraged to the megatrends shaping the world, improved growth options, and a differentiated approach to social value creation – all in support of strong long-term shareholder returns.”

Chief Financial Officer

Vandita Pant has been appointed Chief Financial Officer (CFO), effective 1 March 2024. Vandita is currently Chief Commercial Officer. She joined BHP in 2016 and was previously Group Treasurer and Head of Europe. Vandita has more than 20 years’ experience in executive banking roles across India, Singapore, Japan and the United Kingdom, including with ABN Amro and Royal Bank of Scotland. Vandita brings strong global financial market, commodity and business development experience to the role. David Lamont, current CFO, will remain with BHP until February 2025 as a Senior Executive Officer in an advisory and projects capacity, reporting directly to the CEO.

Chief Commercial Officer

Rag Udd has been appointed Chief Commercial Officer, effective 1 March 2024. Rag is currently President Americas and, since his appointment in November 2020, has brought a systematic focus to leading the business safely and productively and has taken Jansen Stage 1 and Stage 2 through to sanction, opening up an exciting new growth front for BHP in Potash. Rag brings more than 25 years’ experience in the global resources industry in North America, Australia and South America. He has previously held senior roles at BHP including in Western Australia Iron Ore, BMA and Technology.

President Americas

Brandon Craig has been appointed President Americas, effective 1 March 2024. Brandon is currently Asset President Western Australia Iron Ore, and in this role has demonstrated his ability to deliver strong performance across an integrated business of mines, rail and port operations. Brandon joined BHP in 1999 and has previously held Aluminium, Corporate and Coal leadership roles and brings over 20 years’ experience driving transformational change and operational excellence.

Chief Technical Officer

Johan van Jaarsveld has been appointed Chief Technical Officer, effective 1 March 2024. Johan is currently Chief Development Officer and since his appointment in September 2020, Johan has led strategy, acquisitions and divestments, securing early-stage growth options in future-facing commodities, capital prioritisation and decision evaluation. Prior to joining BHP, Johan held executive positions in resources and finance, and has more than 25 years’ experience, working across Asia, Canada, Australia and South Africa. Johan will replace Laura Tyler, who will leave BHP on 29 February 2024. Johan’s successor as Chief Development Officer will be in the subject of a separate announcement in due course.

Mike Henry said:

“I would like to thank David for his significant contribution to BHP as CFO since he re-joined in December 2020. During his time as CFO, David has enhanced our approach to capital allocation and his breadth of experience was invaluable as BHP navigated a period of portfolio transformation and improving underlying performance.

I would also like to thank Laura for her commitment and contribution to BHP over almost 20 years. Laura joined BHP in 2004 and has made an outstanding contribution in multiple technical and operational roles across BHP and most recently supporting the growth of technology, innovation, exploration and ongoing continuous improvement at BHP as Chief Technical Officer.

I thank David and Laura on behalf of employees across BHP, the executive leadership team, the Board and our shareholders.”

BHP Executive Leadership Team

As a result of the changes, the Executive Leadership Team (in addition to Mike Henry, Chief Executive Officer) will be as follows as at 1 March 2024:

Chief Operating Officer:	Edgar Basto

Chief Legal, Governance and External Affairs Officer:	Caroline Cox

President Americas:	Brandon Craig

Chief Financial Officer:	Vandita Pant

President Australia:	Geraldine Slattery

Chief Commercial Officer:	Rag Udd

Chief Technical Officer:	Johan van Jaarsveld

Chief People Officer:	Jad Vodopija

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas
Renata Fernandez	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 7, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary